Filed by Renasant Corporation

pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Capital Bancorp, Inc.

Commission File No.: 000-51114

On February 6, 2007, Renasant Corporation (“Renasant”) and Capital Bancorp, Inc. (“Capital”) conducted a joint conference call/webcast to discuss the proposed merger of Capital with and into Renasant. A transcript of this conference call/webcast is set forth below. Renasant filed the press release announcing the proposed merger with the Securities and Exchange Commission (“SEC”) on February 5, 2007, and Renasant filed the slides accompanying the conference call/webcast with the SEC on February 6, 2007. The transcript should be read in conjunction with those materials.

CORPORATE PARTICIPANTS

Robinson McGraw

Renasant Corp.- Chairman, CEO

Rick Hart

Capital Bancorp - Chairman, CEO

Stuart Johnson

Renasant Corp. - SEVP, CFO

CONFERENCE CALL PARTICIPANTS

Barry McCarver

Stevens - Analyst

Charlie Ernst

Sandler O’Neill - Analyst

Peyton Green

FTN Midwest Securities - Analyst

Andy Stapp

Cohen & Co. - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the “Renasant Corporation signs definitive agreement to acquire Capital Bancorp Inc.” conference call. My name is Jeremy and I will be your coordinator for today. At this time all participants are in listen-only mode. We will conduct a question-and-answer session toward the end of the conference. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded for replay purposes. I’d now like to turn the call over to your host, Mr. Robinson McGraw, Chairman and CEO. Please proceed, sir.

Robinson McGraw - Renasant Corp. - Chairman, CEO

Thank you, Jeremy. Good morning, everyone, and thank you for your participation in this conference call today. With me in Nashville, Tennessee, are Rick Hart, Capital Bancorp Chairman and Chief Executive Officer; John Gregory, Capital Bancorp Executive Vice President and Chief Operating Officer; and Stuart Johnson, Renasant Senior Executive Vice President and Chief Financial Officer. In addition, with us today in our Tupelo, Mississippi, headquarters are Jim Gray, Senior Executive Vice President and Chief Information Officer; Harold Livingston, Senior Executive Vice President and Chief Credit Officer; C. H. Springfield, Senior Executive Vice President and Chief Credit Officer; and Kevin Chapman, Executive Vice President and Corporate Controller.

Before we begin let me remind you that this presentation may contain forward-looking statements regarding Renasant Corporation and Capital Bancorp Inc. All forward-looking statements involve risk and uncertainty and actual results could differ materially from the anticipated results or other expectations expressed in the forward-looking statements. A discussion of factors that could cause actual results to differ materially from those expressed in the forward-looking statements is included in the Company’s filings with the United States Securities and Exchange Commission and is included in the investor presentation on the Renasant Investor Relations website.

Today it is with great excitement and anticipation that we discuss Renasant Corporation’s definitive merger agreement to acquire Capital Bancorp located within the Nashville, Tennessee, MSA. Capital Bancorp is the parent of Capital Bank & Trust Company, a Tennessee banking corporation which operates seven full-service banking offices in Davidson, Sumner, and Williamson counties in Tennessee, including West End, Downtown, Greenhills, Goodlettsville, Hendersonville, Hermitage and a new office now opened in the Cool Springs area of Brentwood.

This acquisition will enable Renasant to expand its franchise in the Nashville market and will be a significant addition to our Corporation’s footprint. We’re excited about expanding our banking, lending and financial services business lines in this key Tennessee market. In partnering with such a quality institution as Capital, we believe we have found a partner that is an excellent community bank with an operating philosophy centered on highly personalized service and a banking culture similar to our own. In addition we believe the market turmoil generated by recent banking mergers will create many opportunities for this partnership to be successful.

Due to its high rate of population growth when compared to the national average along with its lower cost of living and its lower unemployment rate, we believe the Nashville MSA is an exceptionally strong market. Nashville has a diverse economy and its lack of dependency on one industry has helped to insulate the area from the adverse impact of downward business cycles. Reflecting this, Expansion Management magazine recently named the Nashville MSA as the number one hottest city for business expansion for the second consecutive year.

The Capital acquisition is a strategic fit that will enhance our franchise and is consistent with Renasant’s previously announced strategy to expand into attractive high-growth markets. In addition, we believe that with the successful completion of our Memphis and Alabama mergers we now have a consistent transition plan that will help to mitigate integration risk during the Capital merger. This acquisition accelerates Renasant’s long-term earnings growth rate, provides us with an experienced management team and quality branches along with the opportunity to sell Renasant’s broad array of banking and insurance products to Capital’s client base.

We are excited that Rick Hart and John Gregory will join our executive management team. Rick and John have been well-respected in the Nashville market for many years. They will add considerable depth to our executive management team and their knowledge of the Nashville market will be a great benefit to our company. Now I’d like to introduce Rick Hart, Chairman and CEO of Capital, for a few comments. Rick?

Rick Hart - Capital Bancorp - Chairman, CEO

Thank you, Robin. We’re excited about this new partnership between Capital and Renasant. As previously mentioned, Capital and Renasant have a like-minded approach to banking and share a common philosophy in how we serve our clients. We believe the combination of Capital and Renasant will create a much stronger competitor in our market and will provide us with the resources to enhance our growth plans.

By joining forces with Renasant we will be able to offer our clients all the products and services that a much larger financial institution can provide along with being able to continue to offer the high degree of service found in a local community bank. We’re actually looking forward to this partnership with our employees, our clients and our shareholders, and we anticipate a successful integration and transition as we become part of the Renasant team.

Robinson McGraw - Renasant Corp. - Chairman, CEO

Thank you, Rick. We welcome your leadership to the Renasant team, and we look forward to this successful partnership as well. With this expansion into Nashville, Renasant’s new pro forma franchise will move us from a 14% deposit composition to a 29% deposit composition in Tennessee, and 46% of Renasant’s deposits will now be outside the state of Mississippi. In addition, under loan pro forma franchise estimates 36% of Renasant’s loans will now be located in Tennessee as compared to our current ratio of 19%, and 57% of our total loans will now be located outside the state of Mississippi.

Following the completed merger of Renasant and Capital we anticipate 68% of total deposits and 78% of total loans will be held in our key growth markets. In looking at the specific terms of the Renasant/Capital merger agreement, each Capital common shareholder can elect to receive either 1.2306 shares of Renasant common stock for each share of Capital common stock, $38 in cash for each share of Capital common stock, or a combination of 40% cash and 60% common stock at the same exchange ratio listed above. This is subject to the overall limitation that the aggregate stock consideration will be no more than 65% and no less than 60% of the total consideration received by Capital shareholders.

The merger will qualify as a tax-free reorganization for Capital shareholders electing to receive Renasant common stock. Based on Renasant’s market close of $27.92 on February 2, 2007, the aggregate transaction value, including the dilutive impact of Capital’s options, is approximately $134.9 million. At December 31, 2006 Capital had total assets of $563.9 million, total deposits of $468.6 million, and total shareholders equity of $35 million. The Boards of Directors of Renasant and Capital have unanimously approved the transaction; three directors from Capital will join our Renasant Board of Directors.

We anticipate approximately two years of GAAP EPS dilution. In addition, the management of Renasant and Capital have identified what we believe to be in excess of $1.8 million in after-tax cost savings. We expect the merger to close during the third quarter of this year and it is subject to regulatory and Capital shareholder approval as well as other conditions set forth in the merger agreement.

Pursuant to the terms of the merger agreement, Capital Bank & Trust will merge with and into Renasant Bank creating a combined company of approximately $3.2 billion. Now, Jeremy, we’ll be happy to answer any questions that anyone may have about the Renasant/Capital announcement.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Barry McCarver, Stevens.

Barry McCarver - Stevens - Analyst

Congratulations on what looks like a good deal.

Robinson McGraw - Renasant Corp. - Chairman, CEO

Thank you, sir.

Barry McCarver - Stevens - Analyst

My first couple of questions are going to be directed towards the Capital Bancorp guys if I can. I was wondering if you could talk a little bit about the movement in your net interest margin during 2006. Like everybody — or like most everybody — margin was contracting a little bit during the year. It looks like it came off a little bit more in the fourth quarter than what it had been. And I’m wondering if you can just give us an idea if there’s anything going on in particular in the fourth quarter so that we can think about what it would look like going forward?

Rick Hart - Capital Bancorp - Chairman, CEO

Thank you, Barry. Actually it’s Rick Hart. We think our interest margins have stabilized. We had higher cost deposits in the fourth quarter, but that appears to have stabilized now and the core deposits are increasing substantially. So we feel real good about our margin going forward.

Barry McCarver - Stevens - Analyst

When you’re talking about stabilizing, are you seeing the cost of some of the longer-term CD deposits, is that moving down or what happened in the market to make you think (multiple speakers)?

Rick Hart - Capital Bancorp - Chairman, CEO

We’re seeing here in our market it is going down and we’re pleased to see that.

Barry McCarver - Stevens - Analyst

Okay. And then just secondly for you, Rick, on the asset loan and deposit growth, I know Nashville is a great market. You’ve had the high double-digit kind of growth in those categories for some time. Do you feel comfortable that you can kind of maintain that level going forward?

Rick Hart - Capital Bancorp - Chairman, CEO

We do. We plan on keeping all of our key staff and we don’t see any slowdown in that at all.

Barry McCarver - Stevens - Analyst

Okay. And then just one question I guess, Robin, in terms of the multiples you paid for Capital, is that kind of what you’re seeing in the marketplace? And kind of your idea on what you - it certainly wasn’t cheap I guess is my first comment, but just kind of your thoughts there?

Robinson McGraw - Renasant Corp. - Chairman, CEO

Barry, looking at the Nashville market, the deals that we’ve seen over the last few years have ranged anywhere from a little over 300% of book all the way to 500% of book and some in excess of 400% of book. So we feel like this was a premium that had to be paid in order to get into what we consider to be this very key market to us.

Barry McCarver - Stevens - Analyst

And then just lastly, I missed your comments on — I couldn’t write it down fast enough. You talked about your current loan and deposits out of key growth markets and you gave the percentage. Could you go over that one more time again? I didn’t get that down.

Robinson McGraw - Renasant Corp. - Chairman, CEO

Sure, we like to look, Barry, at what we consider our growth markets and those are considered our markets in Tennessee, Alabama and then our key growth markets in Mississippi would be DeSoto County, the Oxford market and then the Tupelo market itself around the Tupelo micropolitan area.

When you take into consideration all of those markets we see that our total loans in those markets will be about 78% after this transaction and our total deposits about 68%. But of those 32% of deposits that are in those Mississippi markets that we don’t consider growth markets, we feel like that our cost of funds is a little bit less in those markets and we are able to leverage those funds in these key markets that we just mentioned.

Barry McCarver - Stevens - Analyst

Great. That’s all I had. Congratulations again, guys. Thanks a lot.

Operator

Charlie Ernst, Sandler O’Neill.

Charlie Ernst - Sandler O’Neill - Analyst

Good morning. Can you guys comment on what the effect is on your pro forma intangible common equity ratio and also your book value?

Robinson McGraw - Renasant Corp. - Chairman, CEO

Charlie, at this point, let me just say this - we have run our calculations based on the most conservative estimates, and under the applicable rules of the SEC I’m unable to really answer any further questions on this topic at this time. And as soon as we are in fact able to answer that we will issue a press release.

Charlie Ernst - Sandler O’Neill - Analyst

I’m calculating the tangible common equity to be around 4.3% which to me would assume that you guys need to raise some equity. If it’s down there do you think that that’s a possibility or — ?

Robinson McGraw - Renasant Corp. - Chairman, CEO

Let me just go ahead and have to say that I’ll have to stick with the exact comment I made. Because under the applicable rules of the SEC I can’t make a comment on that at this stage of the game.

Charlie Ernst - Sandler O’Neill - Analyst

Okay. And can you talk about how you’re planning on financing the cash portion of the deal?

Robinson McGraw - Renasant Corp. - Chairman, CEO

I’ll have to go back to give you that same answer as much as I hate to.

Charlie Ernst - Sandler O’Neill - Analyst

Okay. Can you talk about whether there are any lockups on senior management?

Robinson McGraw - Renasant Corp. - Chairman, CEO

You bet. Rick and John are both committed to employment contracts for five years. All the directors are executing lockups for two years. We are in fact talking with and have already begun the conversations and have received a great reception from all of our key producers in this market to stay with us for an extended period of time. So we feel very, very comfortable about being able to retain this team. We felt that was one of the most important issues.

Charlie, as you know, when we have a merger we create a partnership, it’s not an acquisition. And we don’t like to go in and just acquire loans and deposits, we like to go in and form a partnership with the people because without the people you lose the loans and deposits. That’s why we thought this is such a key relationship. We’ve actually been talking for about a year and we’ve built a very strong relationship, a very strong bond and we feel like this will carry forward for years to come because of this relationship that we’ve created.

Charlie Ernst - Sandler O’Neill - Analyst

Okay. And then you and the press in your deal presentation said that you’ve made assumptions about Capital’s earnings over the next couple of years. Can you share with us - those assumptions with us?

Robinson McGraw - Renasant Corp. - Chairman, CEO

Capital provided us with their budget for the next couple of years two or three years out, and based on those assumptions is what we based on. We actually are looking quite frankly at actual expense saves in addition to what their budget numbers were, Charlie. But in addition to that, we took the most conservative growth rate that we thought we could take. We actually did not take what their growth rate has been for the last couple of years. We dropped it down in order to be conservative.

We actually went in, going back to Barry’s question earlier, and took a more conservative assumption on margin than what they’ve experienced in the past in order to come up with the number that we said that we would be dilutive — slightly dilutive in ‘08 and obviously in ‘07 for the full calendar year of ‘08.

Charlie Ernst - Sandler O’Neill - Analyst

Can you share with us what those growth assumptions were?

Robinson McGraw - Renasant Corp. - Chairman, CEO

For the Nashville market they range from 18 to 20%, which is less than what they’ve been doing the last couple of years and on target with what they did in earlier years.

Charlie Ernst - Sandler O’Neill - Analyst

And then the dilution comments are very generic that you’ve given. Can you quantify them at all?

Robinson McGraw - Renasant Corp. - Chairman, CEO

Again, I have to fall back – we’re not able to be as transparent as we normally like to be because of the comment I made to you a while ago, the disclaimer I had to make regarding SEC regulations.

Charlie Ernst - Sandler O’Neill - Analyst

Well, it seems that most banks when they do deals share a percentage accretive or dilutive, so I don’t really understand why you guys can’t share that.

Robinson McGraw - Renasant Corp. - Chairman, CEO

Our lawyers won’t allow us because we can’t give you the assumptions that we use.

Charlie Ernst - Sandler O’Neill - Analyst

Your prior deals you’ve shared that information.

Robinson McGraw - Renasant Corp. - Chairman, CEO

That’s correct, that’s correct. But again, we can’t do it this deal for the reasons I just said. I’m as sorry as I can be.

Charlie Ernst - Sandler O’Neill - Analyst

Okay, great. Thanks a lot.

Operator

Peyton Green, FTN Midwest Securities.

Peyton Green - FTN Midwest Securities - Analyst

Good morning. I was just wondering if you could comment on how your past deals with Heritage and Renasant have positioned you to execute on the integration of Capital and what opportunities are unique with Capital that did not exist in the other two?

Robinson McGraw - Renasant Corp. - Chairman, CEO

As you know, the other two deals were very different, so we feel like that we’ve experienced both sides of a merger. The Renasant deal, the Memphis deal obviously was a smaller deal than the Heritage deal. It was a very clean bank; their loan portfolio was quite pristine and so therefore we did not experience any issues regarding that as far as due diligence or otherwise and it was a much smaller and easier merger to digest through the integration process.

Heritage on the other hand was a deal about the same size as this one and, as you know, it had been a troubled bank but we did significant due diligence and it’s proven to be that this due diligence was well done by my lending group that, again, I praise for the efforts that they did because that deal has worked out extremely well as a result of that. But because of its size the integration was a little bit lengthier and we learned a lot from it that we’ll be able to take advantage of during this merger.

Quite frankly the Heritage merger was a Jack Henry system from a conversion standpoint. We learned a lot from that because Capital also is on the Jack Henry system, so that conversion should be rather seamless because of our past experience there.

As I mentioned earlier in the conversation, Peyton, the Capital culture and our culture marry each other. We both have the same high service quality type cultures. We feel like that we, because of the size that we are, are able to offer all of the products and services of the large regional banks, but we feel like that we differentiate ourselves through that personal service quality that we exhibit at Renasant Bank. Capital has that same service quality here.

We had a meeting last night with all the Capital employees and the esprit de corps there is just outstanding. It’s almost a lovefest how much they all care for each other. And we feel like that this partnership is going to be one that will go on for quite some time and the integration, because of the like-minded cultures, will be much easier than any we’ve had before.

Peyton Green - FTN Midwest Securities - Analyst

Okay. And then Rick, maybe from your perspective, I think the cost-saving target implies about 20% of your infrastructure and overhead. Does that seem like a number - was your overhead more inflated because of investments that you had made to stay independent that now are maybe in excess of the typical bank?

Rick Hart - Capital Bancorp - Chairman, CEO

We built the infrastructure, Peyton, to accommodate future growth and so we’re very comfortable with the 20% number.

Peyton Green - FTN Midwest Securities - Analyst

Okay. And then does that include any branching that you’ve committed to do?

Rick Hart - Capital Bancorp - Chairman, CEO

No, it does not. We opened an office last year in Cool Springs, so that did not include any future branching.

Peyton Green - FTN Midwest Securities - Analyst

Do you all have any plans to branch?

Rick Hart - Capital Bancorp - Chairman, CEO

We certainly do, especially in the Williamson County market.

Robinson McGraw - Renasant Corp. - Chairman, CEO

Peyton, the cost save does include the continuation of that branch obviously.

Peyton Green - FTN Midwest Securities - Analyst

Okay, great. Thank you. And then I guess, Robin, if you could comment on credit.

Robinson McGraw - Renasant Corp. - Chairman, CEO

That’s what’s so great about this particular merger, their credit quality is pristine. It’s very similar to the situation that we had at Renasant. We obviously have gone through due diligence through their examination reports and otherwise and our loan group, as I said, who did such a good job in that Heritage merger, came up here and they came back feeling very, very good about the credit quality of this company.

Peyton Green - FTN Midwest Securities - Analyst

Okay. And then I guess to what extent did you all participate loans out that you could bring back on balance sheet as they come up for renewal now that you’ll have a much larger lending limit, Rick?

Robinson McGraw - Renasant Corp. - Chairman, CEO

Nothing last year. We participated at about $30 million that we can bring back on board.

Peyton Green - FTN Midwest Securities - Analyst

Okay. And are there any issues associated with bringing that back on? I mean, would that cause a problem?

Rick Hart - Capital Bancorp - Chairman, CEO

No, we’re in good shape. We sold them to a lot of community banks and some of the Bankers Banks in Atlanta, so we’re in great shape with all that.

Peyton Green - FTN Midwest Securities - Analyst

All right, great. Thank you very much.

Operator

(OPERATOR INSTRUCTIONS). Andy Stapp, Cohen & Company.

Andy Stapp - Cohen & Co. - Analyst

Good morning. Pardon me if I missed this, but could you tell me the amount of core deposit intangible booked as well as the – how you’re going to amortize that, what method, what period of time?

Stuart Johnson - Renasant Corp. - SEVP, CFO

Andy, this is Stuart. Yes, we’re going to amortize that. We were using about a 3% on the transaction accounts and on the core accounts which was based on about $50 million for those core transaction accounts. And we’ll be amortizing that on a declining balance method of 150% over a 10-year period.

Andy Stapp - Cohen & Co. - Analyst

Okay, great. That’s really all I had. The rest of my questions were answered. Thank you.

Operator

Gentlemen, at this time there are no further questions. I’m sorry, there is a follow from Peyton Green.

Peyton Green - FTN Midwest Securities - Analyst

Robin, one question for you. In the past you all have highlighted the potential on the noninterest income side. And I think Capital have about 50 basis points of non-interest income per assets and you all are closer to 2. And I was just wondering where you thought the most likely opportunity was?

Robinson McGraw - Renasant Corp. - Chairman, CEO

Peyton, on this deal we wanted to be most conservative because of the multiples we were paying, and in doing so we only used the actual cost saves. Actually, John and Rick and Stewart and I went in and identified actual cost saves on that number that we came up with. That was not a guestimate, that was a true cost save. And then we cut it back a little bit after we did that just for conservative purposes.

In our calculations we used actually no income enhancements. But now that I’ve given you that disclaimer, we feel like that there is a tremendous opportunity for noninterest income growth here. They’ve actually started their own program very similar to our High-Performance Checking program just recently and have seen a tremendous growth in the last few months in their noninterest checking type accounts. We feel like that we can enhance that program greatly.

We will be bringing in our wealth management, insurance, enhancing their investment in mortgage products to the extent that we believe that there is a huge, huge opportunity in that noninterest income area. We just felt like this time that we wanted to be most conservative in our estimates and so therefore we did not use any income enhancements in our assumptions. But we think that they are really multifold.

Also, let me make one other comment too, talking about bringing back in those 30 million of participations. One thing too to take into consideration on that growth rate, and again, we used assumptions less than what they have experienced over the last two years. In addition to what their growth rate has been, their lending limit will go up fourfold for future opportunities for much larger relationships than what they’ve had in the past. So not only will those past participations come in, those types of loans won’t have to be participated out in the future. So that growth rate is also in addition to what we’re talking about.

Rick Hart - Capital Bancorp - Chairman, CEO

It will also allow us the opportunity to look at the credits we haven’t been able to look at in the past, Peyton.

Peyton Green - FTN Midwest Securities - Analyst

Okay, great. Thank you very much.

Operator

And now at this time there are no further questions.

Robinson McGraw - Renasant Corp. - Chairman, CEO

Thank you, Jeremy. We appreciate everyone’s time today and the interest that everyone has in Renasant Corporation. We look forward to speaking with you again soon. Thanks, everybody.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This does conclude the presentation. You may now disconnect. Have a wonderful day.

[End transcript]

Additional Information About the Transaction

In connection with the proposed merger, Renasant and Capital intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a proxy statement/prospectus. This proxy statement/prospectus will be mailed to the shareholders of Capital. INVESTORS AND SECURITY HOLDERS OF CAPITAL ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, CAPITAL AND THE PROPOSED MERGER. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Renasant or Capital with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by Renasant by directing a written request to Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38802 Attention: Investor Relations, and free copies of the documents filed with the SEC by Capital by directing a written request to Capital Bancorp, Inc., 1816 Hayes Street, Nashville, Tennessee 37203.

Renasant, Capital and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Capital in connection with the proposed transaction. Information about the directors and executive officers of Renasant is set forth in the proxy statement for Renasant Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 9, 2006. Information about the directors and executive officers of Capital is set forth in the proxy statement for Capital Bancorp, Inc.’s 2006 annual meeting of shareholders, as filed with the SEC on April 13, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

Forward-Looking Statements

This transcript contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Renasant and Capital and between Renasant Bank and Capital Bank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction and (ii) Renasant and Capital’s plans, objectives, expectations and intentions and other statements contained in this transcript that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Renasant’s and Capital’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Renasant and Capital may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities or costs savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) Capital’s shareholders may fail to approve the transaction; (7) a weakening of the economies in which the combined company will conduct operations may adversely affect our operating results; (8) the U.S. legal and regulatory framework could adversely affect the operating results of the combined company; (9) the interest rate environment may compress margins and adversely affect net interest income; and (10) competition from other financial services companies in our markets could adversely affect operations. Additional factors that could cause Renasant’s and Capital’s results to differ materially from those described in the forward-looking statements can be found in Renasant’s and Capital’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s website (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning Renasant, Capital or the proposed merger or other matters and attributable to Renasant, Capital or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Renasant and Capital do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.